UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2011
COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES RESULTS OF ITS 2011 ANNUAL GENERAL MEETING

BEIJING, China, December 6, 2011 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced the results of its 2011 Annual General Meeting held on December 2nd, 2011 in Beijing, China.

At the meeting, the Company’s shareholders ratified the appointment of Ernst & Young Hua Ming as the independent registered public accounting firm for the Company for the fiscal year ending December 31st, 2011.

About Xinyuan Real Estate Co., Ltd.
Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement
This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2010. All information provided in this press release is as of November 10, 2011. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:
Mr. Tom Gurnee
Chief Financial Officer
Tel: +86 (10) 8588-9390
 Email: tom.gurnee@xyre.com

Ms. Helen Zhang
Director of Investor Relations
Tel: +86 (10) 8588-9255
Email: yuan.z@xyre.com

ICR, LLC
In U.S.: +1-646-308-1472
In China: +86 (10) 6583-7511
Email: William.zima@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: December 6, 2011